UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atour Lifestyle Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☐	Rule 13d-l(c)

☒	Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		04965M 106
1		Names of Reporting Persons. Engine Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 19,691,412[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 19,691,412[1]
	8	Shared Dispositive Power None
9		Aggregate Amount Beneficially Owned by Each Reporting Person 19,691,412
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 4.8% of total outstanding Class A Ordinary Shares[2]
12		Type of Reporting Person (See Instructions) FI

1 Represents 19,691,412 Class A ordinary shares held of record by Engine Holdings Limited, a company registered in British Virgin Islands wholly owned by Xining Rui. Each Class A ordinary share is entitled to one vote.

2 See Item 4. As shown from the percentage of class, Engine Holdings Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for Engine Holdings Limited.

CUSIP No.		04965M 106
1		Names of Reporting Persons. Xining Rui
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 19,691,412[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 19,691,412[1]
	8	Shared Dispositive Power None
9		Aggregate Amount Beneficially Owned by Each Reporting Person 19,691,412
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 4.8% of total outstanding Class A Ordinary Shares[3]
12		Type of Reporting Person (See Instructions) IN

3 See Item 4. As shown from the percentage of class, Xining Rui has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for Xining Rui.

Item l(a).	Name of Issuer:

Atour Lifestyle Holdings Limited

Item l(b).	Address of Issuer’s Principal Executive Offices:

20th floor, Wuzhong Building
618 Wuzhong Road, Minhang District
Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing:

Engine Holdings Limited

Xining Rui

Item 2(b).	Address of Principal Business Office, or if None, Residence:

For Engine Holdings Limited:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, VG1110, British Virgin Islands

For Xining Rui:

Room 4, Building 13, Yinxing Yuan, Cuipingguojicheng, Moling Sub-district, Jiangning District, Nanjing City, Jiangsu Province, People’s Republic of China

Item 2(c).	Citizenship:

Engine Holdings Limited: British Virgin Islands

Xining Rui: People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share (each American Depositary Share (“ADS”), representing three Class A Ordinary Shares).

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “ATAT.” Each ADS represents three Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percentage of class represented by the Class A ordinary Shares is the sum of (i) 339,104,792 Class A ordinary shares (excluding 1,211,514 Class A ordinary shares issued by the Issuer to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of equity awards under the Issuer’s Public Company Plan) and (ii) 73,680,917 Class B ordinary shares outstanding as of November 20, 2023, all of which can be converted into an equal number of Class A ordinary shares at any time by the holder thereof.

(c)	The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As shown from the percentage of class calculated herein, each of Engine Holdings Limited and Xining Rui has ceased to be the beneficial owner of more than five percent of the referenced class of securities. The filing of this Amendment No.1 constitutes an exit filing for each of Engine Holdings Limited and Xining Rui.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

Xining Rui

By:	/s/ Xining Rui
Name:	Xining Rui

Engine Holding Limited

By:	/s/ Xining Rui
	Name:	Xining Rui
	Title:	Director

[Signature page to 13G (Atour)]

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value of US$0.0001 per share, of Atour Lifestyle Holdings Limited, a Cayman Islands exempted company, and that this Agreement may be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2023.

Engine Holding Limited

/s/ Xining Rui
Name:	Xining Rui
Title:	Director

/s/ Xining Rui
Name:	Xining Rui

[Signature page to joint filing agreement (Atour 13G)]